T R A D I N G S Y M B O L: T S X: A G I N Y S E: A G I 1 | Alamos Gold Inc Alamos Gold Inc. Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823 Toronto, Ontario M5J 2T3 Telephone: (416) 368-9932 or 1 (866) 788-8801 All amounts are in United States dollars, unless otherwise stated. Alamos Gold Reports Fourth Quarter and Year-End 2016 Results Toronto, Ontario (February 23, 2017) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter and year ended December 31, 2016 and reviewed its operating, exploration and development activities. “We demonstrated a significant improvement in our operations in 2016 on several fronts. Production increased to a record 392,000 ounces and we delivered a substantial reduction in operating costs and capital spending. This translated into strong free cash flow growth from our operations, a trend we expect to continue into 2017 with further production growth and cost reductions,” said John A. McCluskey, President and Chief Executive Officer. “The two feasibility studies provided over the past week highlight the strength of our development pipeline with two of the most attractive undeveloped projects in the world. With our recently completed financing, we’ve greatly strengthened our balance sheet. We expect to be debt free come April and well positioned to support our portfolio of attractive internal growth opportunities including La Yaqui Grande, our Turkish projects and Lynn Lake,” Mr. McCluskey added. Fourth Quarter 2016 Highlights  Reported record quarterly production of 105,676 ounces of gold, including 44,662 ounces from Young- Davidson, 44,900 ounces from Mulatos and 16,114 ounces from El Chanate  Underground mining rates increased to average a record of 6,675 tonnes per day ("tpd") in the fourth quarter at Young-Davidson, and over 7,000 tpd in December, consistent with the year-end target  Sold 107,505 ounces of gold at an average realized price of $1,230 per ounce for record revenues of $132.2 million  Realized a net loss of $20.6 million, or $0.08 per share, which includes an unrealized foreign exchange loss of $7.2 million ($0.03 per share), foreign exchange losses recognized within deferred taxes of $8.6 million ($0.03 per share) and various non-cash gains included in Other gains, totaling $1.9 million ($0.01 per share)  Recorded cash flow from operating activities before changes in working capital1 of $34.0 million, or $0.13 per share  Generated positive free-cash flow at each of the Company's operations for total mine-site free cash flow1 of $13.5 million, net of all capital and exploration spending  Total cash costs1 in the fourth quarter were $842 per ounce of gold sold and all-in sustaining costs ("AISC")1 were $1,033 per ounce of gold sold  Cash and cash equivalents and available-for-sale securities totaled $266.3 million as at December 31, 2016 Full Year 2016 Highlights  Achieved guidance with record gold production of 392,000 ounces in 2016 at total cash costs of $797 per ounce. AISC were $1,010 per ounce, slightly above guidance due to higher stock-based compensation charges driven by mark-to-market revaluation of long-term incentives, and higher mine-site AISC at Young- Davidson  Sold 389,151 ounces of gold at an average realized price of $1,239 per ounce for revenues of $482.2 million (1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description and calculation of these measures.

TRADING SYMBOL: TSX:AGI NYSE:AGI

- Realized a net loss of $17.9 million, or $0.07 per share. This included an unrealized foreign exchange loss of $10.9 million ($0.04 per share) and various non-cash gains included in Other gains, totaling $5.5 million ($0.02 per share)
- Generated positive free-cash flow at each of the Company's operations for total mine-site free cash flow[1] of $35.4 million for the year, including $26.8 million from Mulatos, net of all capital and exploration spending
- Returned $5.4 million in the form of dividends to shareholders
- Obtained the EIA approval for Phase I of the La Yaqui project in Mexico
- Closed the acquisition of Carlisle Goldfields Limited ("Carlisle"), consolidating ownership of the Lynn Lake project for $20.4 million

Highlight Summary

	Three Months Ended December 31,		Years Ended December 31,	
	2016	2015	2016	2015[(1)]
Financial Results (in millions)				
Operating revenues	$132.2	$115.7	$482.2	$355.1
Cost of sales [(2)]	$121.6	$139.9	$429.3	$384.0
Earnings (loss) from operations	$3.5	($55.5)	$21.3	($492.6)
Net loss	($20.6)	($60.5)	($17.9)	($508.9)
Cash provided by operations before changes in working capital [(3)]	$34.0	$17.0	$148.0	$65.3
Cash provided by operating activities	$38.3	$23.3	$135.7	$60.0
Capital expenditures (sustaining) [(3)]	$12.3	$19.0	$49.2	$68.2
Capital expenditures (growth) [(3),(4)]	$25.2	$21.7	$97.3	$94.9
Operating Results				
Gold production (ounces) [(1)]	105,676	104,734	392,000	380,000
Gold sales (ounces) [(1)]	107,505	104,419	389,151	382,772
Per Ounce Data				
Average spot gold price (London PM Fix)	$1,222	$1,106	$1,251	$1,160
Average realized gold price [(5)]	$1,230	$1,109	$1,239	$1,148
Cost of sales per ounce of gold sold (includes amortization) [(2)]	$1,131	$1,340	$1,103	$1,241
Total cash costs per ounce of gold sold [(3)]	$842	$780	$797	$766
All-in sustaining costs per ounce of gold sold [(3)]	$1,033	$1,073	$1,010	$1,091
Share Data				
Loss per share, basic and diluted	($0.08)	($0.24)	($0.07)	($2.62)
Weighted average common shares outstanding (basic and diluted) (000's)	267,067	255,858	265,234	194,121
Financial Position as at December 31 (in millions)				
Cash and cash equivalents			$252.2	$282.9
Total debt and equipment financing obligations			$304.9	$320.3

(1) The 2015 financial results from Mulatos are included in Alamos' consolidated financial statements for the period subsequent to the merger of Alamos Gold Inc. and AuRico Gold Inc, on July 2, 2015. Gold production and gold sales from Mulatos have been included in this table for periods prior to July 2, 2015 for comparative purposes. Gold production from Mulatos for the year ended December 31, 2015 was 140,330 ounces. Gold sales for the year ended December 31, 2015 were 147,035 ounces.

(2) Cost of sales includes mining and processing costs, royalties, and amortization expense

(3) Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release for a description and calculation of these measures.

(4) Includes capitalized exploration.

(5) The comparative 2015 average realized price is exclusive of gold sales from Mulatos for the year ended December 31, 2015, as Mulatos sales were only included from July 2, 2015 on-ward.

2 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

	Three Months Ended December 31,		Years Ended December 31,	
	2016	2015	2016	2015[1]
Gold production (ounces)				
Young-Davidson	44,662	44,694	170,000	160,358
Mulatos [1]	44,900	41,830	154,000	140,330
El Chanate	16,114	18,210	68,000	79,312
Gold sales (ounces)				
Young-Davidson	40,934	41,509	168,979	157,161
Mulatos [1]	50,178	44,135	151,337	147,035
El Chanate	16,393	18,775	68,835	78,576
Cost of sales (in millions)[5]				
Young-Davidson	$44.1	$41.0	$183.7	$182.6
Mulatos [1]	$56.8	$47.8	$164.6	$83.2
El Chanate	$20.7	$51.1	$81.0	$118.2
Cost of sales per ounce of gold sold (includes amortization) [2],[5]				
Young-Davidson	$1,077	$988	$1,087	$1,162
Mulatos[1]	$1,132	$1,083	$1,088	$1,128
El Chanate	$1,263	$2,722	$1,177	$1,504
Total cash costs per ounce of gold sold [2]				
Young-Davidson	$667	$617	$657	$683
Mulatos [1]	$877	$843	$838	$869
El Chanate	$1,171	$994	$1,052	$808
Mine-site all-in sustaining costs per ounce of gold sold [2],[3]				
Young-Davidson	$926	$980	$897	$986
Mulatos[1]	$931	$958	$916	$1,047
El Chanate	$1,190	$1,009	$1,069	$978
Capital expenditures (growth and sustaining) (in millions)[2]				
Young-Davidson	$22.6	$26.4	$94.6	$108.1
Mulatos [1],[4]	$9.5	$8.8	$32.9	$45.0
El Chanate	$0.2	$0.2	$0.8	$13.7
Other	$5.2	$5.3	$18.2	$23.0

(1) 2015 financial results from Mulatos are included in Alamos' consolidated financial statements for the period subsequent to July 2, 2015 only. Operating, cost and capital metrics from prior ownership have been added for comparative purposes only.

(2) Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release for a description and calculation of these measures.

(3) For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4) Includes capitalized exploration.

(5) Cost of sales includes mining and processing costs, royalties and amortization.

3 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Outlook and Strategy

	Young-Davidson	Mulatos	El Chanate	Development	Total
Gold production *(000's ounces)*	200-210	150-160	50-60	—	**400-430**
Cost of sales, including amortization *(in millions)*[4]	$215	$157	$70	—	**$442**
Cost of sales, including amortization *($ per ounce)*[4]	$1,050	$1,015	$1,265	—	**$1,065**
Total cash costs *($ per ounce)*[1]	$625	$815	$1,200	—	**$765**
All-in sustaining costs *($ per ounce)*[1]				—	**$940**
Mine-site all-in sustaining costs *($ per ounce)*[1],[3]	$775	$890	$1,200	—	—
Capital expenditures *(in millions)*					
Sustaining capital[1]	$30-35	$8-10	$2	—	**$40-47**
Growth capital[1]	$40-45	$25-30 [2]	—	$35	**$100-110**
Total capital expenditures[1]	$70-80	$33-40	$2	$35	**$140-$157**

[1] Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release for a description of these measures.
[2] Excludes capitalized exploration.
[3] For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.
[4] Cost of sales includes mining and processing costs, royalties, and amortization expense

The Company's core focus remains on maximizing cash flow from its operations through increased production, margin expansion, and capital reductions, as well as advancing its portfolio of low-cost development projects.

Gold production is expected to increase to a range of 400,000 to 430,000 ounces in 2017, a 6% increase from 2016 (based on the mid-point of guidance). All-in sustaining costs are expected to decrease 7% to $940 per ounce, reflecting further cost reductions at both Young-Davidson and Mulatos. Excluding higher cost production from El Chanate, all-in sustaining costs are expected to decrease to $890 per ounce.

Total capital spending for the Company's operating mines is expected to decrease to between $105 and $122 million, a reduction from $128 million in 2016, even after factoring in $12 million of development spending for La Yaqui Phase I in 2017. Exploration remains a focus with a 2017 global exploration budget of $24 million of which approximately $17 million will be spent at Mulatos.

The Company generated over $35 million in mine site free cash flow in 2016, a substantial increase from 2015 reflecting higher production and gold prices combined with significant cost and capital reductions. This trend is expected to continue into 2017 with further production growth and cost reductions driven by the ramp up of Young-Davidson and development of La Yaqui Phase I.

At Young-Davidson, gold production is expected to increase approximately 21% in 2017 to between 200,000 and 210,000 ounces. Underground mining rates are expected to increase from an average rate of approximately 6,000 tpd in 2016 to a range of between 6,500 and 7,500 tpd in 2017.

Total cash costs at Young-Davidson are expected to average $625 per ounce of gold sold in 2017. Mine-site all-in sustaining costs are expected to average $775 per ounce, a 14% decrease from 2016 levels reflecting higher underground mining rates, ongoing productivity improvements and lower sustaining capital spending. Capital spending of $95 million in 2016 was on budget and is expected to decrease approximately $20 million to a range of $70 to $80 million in 2017, including $30 to $35 million of sustaining capital.

Mulatos is expected to produce 150,000 to 160,000 ounces of gold in 2017, a slight increase from 2016 production of 154,000 ounces. Margins are expected to improve, with mine-site all-in sustaining costs expected to decline to $890 per ounce. Capital spending is expected to total $33 to $40 million, which includes $12 million for the development of La Yaqui Phase I and $8 to $10 million of sustaining capital.

Development of La Yaqui Phase I is on schedule for initial production in the second half of 2017. With contract mining and crushing to be employed, construction activities are focused on completion of an independent heap leach pad and carbon columns. In parallel to the development of Phase I, the Company is continuing with an aggressive exploration program at La Yaqui Grande.

The Company remains focused on expanding its footprint at Mulatos, with approximately $17 million budgeted for exploration in 2017. The majority of the Mulatos exploration budget will be focused on the La Yaqui and Cerro Pelon deposits, with scout drill programs established at Los Bajios, El Refugio, and other targets within the Mulatos district.

Mulatos benefited from significant cost improvements over the past year with AISC decreasing 13% in 2016 compared to 2015. A further reduction is expected in 2017 driven by low cost production growth from La Yaqui Phase I starting

4 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

in the second half of 2017. This trend is expected to continue beyond 2017 as La Yaqui evolves into a larger operation and with the 5% net smelter royalty at Mulatos expected to be eliminated within the next two years.

El Chanate is expected to produce 50,000 to 60,000 ounces of gold in 2017 at mine-site all-in sustaining costs of $1,200 per ounce, with significant variability through the year. In light of the higher cost structure at El Chanate, the Company has hedged approximately 75% of its 2017 gold production through gold collar contracts which ensure a minimum gold price of $1,225 per ounce and participation up to a price of $1,450 per ounce.

Development spending in 2017 remains focused on the Company's highest priority targets. This includes completing a feasibility study for Lynn Lake in the third quarter of 2017, and with the Environmental Impact Assessment and Forestry Permits for Kirazlı approved by the federal government, pursuing the GSM (Business Opening and Operation) permit for our Kirazli project.

With the completion of the equity financing in February 2017, the Company has increased its cash and available-for-sale securities position significantly since December 31, 2016. The Company intends to use the net proceeds of the financing of $239 million, along with existing cash, to repay all of its outstanding $315 million senior secured 7.75% high yield notes on April 1, 2017, resulting in annual interest savings of $24.4 million. Upon repayment of the high yield notes, the Company will be debt-free with a substantial net cash and available-for-sale securities position and additional liquidity under its revolving credit facility, available for future growth projects.

Fourth Quarter and Full Year 2016 Results

Young-Davidson Operational and Financial Review

	Three Months Ended December 31,		Years Ended December 31,	
	2016	2015	2016	2015
Gold production (ounces)	44,662	44,694	170,000	160,358
Gold sales (ounces)	40,934	41,509	168,979	157,161
Financial Review (in millions)				
Operating Revenues	$51.2	$46.2	$211.9	$182.1
Cost of sales [(1)]	$44.1	$41.0	$183.7	$182.6
Earnings (loss) from operations	$7.1	$5.7	$28.2	($326.5)
Cash provided by operating activities	$26.0	$20.7	$98.4	$84.7
Capital expenditures (sustaining) [(2)]	$10.5	$14.7	$40.0	$47.0
Capital expenditures (growth) [(2)]	$12.1	$11.7	$54.6	$61.1
Free cash flow [(2)]	$3.4	($5.7)	$3.8	($23.4)
Cost of sales, including amortization per ounce of gold sold [(1)]	$1,077	$988	$1,087	$1,162
Total cash costs per ounce of gold sold [(2)]	$667	$617	$657	$683
Mine-site all-in sustaining costs per ounce of gold sold [(2),(3)]	$926	$980	$897	$986
Underground Operations				
Tonnes of ore mined	614,101	543,825	2,199,857	1,851,492
Tonnes of ore mined per day	6,675	5,911	6,011	5,073
Average grade of gold [(4)]	2.40	2.58	2.54	2.67
Metres developed	3,044	3,769	12,379	14,586
Unit mining costs per tonne	$32	$27	$33	$32
Unit mining costs per tonne (CAD$)	$42	$35	$43	$40
Mill Operations				
Tonnes of ore processed	694,753	701,983	2,629,032	2,753,893
Tonnes of ore processed per day	7,552	7,630	7,183	7,545
Average grade of gold [(4)]	2.18	2.17	2.19	2.02
Contained ounces milled	48,755	49,036	184,928	178,623
Average recovery rate	90%	91%	91%	89%

(1) Cost of sales includes mining and processing costs, royalties and amortization.
(2) Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.
(3) For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4) Grams per tonne of gold ("g/t Au").

5 | Alamos Gold Inc

T R A D I N G S Y M B O L: T S X: A G I N Y S E: A G I 6 | Alamos Gold Inc Young-Davidson produced 44,662 ounces of gold in the fourth quarter of 2016, in line with the same period of 2015 and 2% higher than the third quarter. Fourth quarter gold production reflects record mining rates and higher mill throughput, partially offset by lower head grades. In 2016, Young-Davidson produced a record 170,000 ounces of gold, a 6% increase compared to 2015, reflecting the higher proportion of underground ore feeding the mill as well as improved mill recoveries. Underground mining rates in the fourth quarter improved significantly following completion of the rehabilitation work required on the ore and waste systems in the second and third quarters. The Company mined a record 614,101 tonnes of ore from underground in the fourth quarter of 2016, or 6,675 tpd. The month of December saw the highest monthly average mining rates on record, exceeding the year-end target of 7,000 tpd. For the full year, underground mining rates averaged 6,011 tpd, 18% above the same period of 2015, but below plan due to the above mentioned rehabilitation work. Underground mining rates are expected to average between 6,500 and 7,500 tpd in 2017. Mining rates are expected to trend higher through the year with the completion of the MCM waste pass by mid-2017. Underground mined grade in the fourth quarter of 2016 was 2.40 g/t Au, a decrease from the first nine months of the year due to mine sequencing. In 2016, the underground mined grade was 2.54 g/t Au, a 5% decrease from 2015. Underground grades are expected to revert back to reserve levels in 2017 as higher grade stopes are mined. During the fourth quarter of 2016, 694,753 tonnes, or 7,552 tpd were processed through the mill with grades averaging 2.18 g/t Au. The Company completed testing of new liners designed to minimize wear and maintenance and reduce costs in the third quarter, which resulted in a significant improvement in mill throughput in the fourth quarter, with the month of December averaging close to 8,000 tpd. For the full year, mill throughput averaged 7,183 tpd, below 2015 mill throughput. The mill continues to exceed underground mining rates, with excess capacity in the mill processing lower grade stockpiled ore. The Company expects mill throughput to be in the range of 7,600 to 8,000 tpd in 2017. Mill recoveries were in line with expectations at 90% in the fourth quarter of 2016 compared to full year results of 91%. Recoveries in 2016 benefited from changes implemented to the circuit at the beginning of the year, resulting in a 2% improvement compared to an 89% average recovery in 2015. Financial Review For the three months ended December 31, 2016, revenue of $51.2 million was $5.0 million or 11% higher than the prior-year period due to higher realized gold prices. For the year ended December 31, 2016, revenue of $211.9 million was $29.8 million, or 16% higher than the prior year, attributable to both higher gold sales and higher realized gold prices. For the three months ended December 31, 2016, cost of sales of $44.1 million was $3.1 million higher than prior-year period as a result of higher mining rates, maintenance costs and amortization. Cost of sales reflects mining and processing costs, royalties, and amortization expense. For the year ended December 31, 2016, cost of sales of $183.7 million was consistent with the prior year as higher cost of sales associated with an increase in number of ounces sold in 2016 were offset by net realizable value adjustments recorded in 2015. Total cash costs in the fourth quarter of 2016 were $667 per ounce, representing an 8% increase from the same period of 2015. The increase was primarily attributable to higher maintenance costs and an increase in the number of stopes mined during 2016 relative to the prior year. Underground unit mining costs were $32 per tonne in the fourth quarter of 2016, 19% higher than in the fourth quarter of 2015 as unit mining costs in the fourth quarter of 2015 benefited from a one-time hydro rebate. Mine-site AISC were $926 per ounce, or 6% below the prior year period, reflecting lower sustaining capital and a higher number of ounces sold. For the year ended December 31, 2016, total cash costs were $657 per ounce, representing a 4% decrease from the same period of 2015. The lower costs in the year were driven by stronger production reflecting improved recoveries in the mill and higher milled grades due to improved underground throughput, offset by increased maintenance costs associated with the ore and waste pass rehabilitation work. Mine-site AISC of $897 per ounce were 9% lower than the prior year, reflecting the above, as well as lower sustaining capital. Capital expenditures totaled $22.6 million in the quarter and $94.6 million for the year, within the Company's capital spending guidance range for 2016 and down $13.5 million from 2015. Spending in the year was focused on lateral development, completion of the MCM shaft, underground equipment, and a tailings dam raise. Of the total capital expenditures, $40.0 million related to sustaining capital and $54.6 million related to growth capital, both in line with guidance. Capital spending at Young-Davidson is expected to total between $70 and $80 million in 2017, a significant reduction from 2016 levels. With better control of capital spending in 2016, Young-Davidson generated positive free cash flow of $3.4 million for the quarter, the third straight quarter of positive free cash flow. Higher underground mining rates, improved mill throughput and higher head grades are expected to drive stronger production and free cash flow in 2017.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos Operational and Financial Review

	Three Months Ended December 31,		Years Ended December 31,	
	2016	2015	2016	2015
Gold production (ounces)	44,900	41,830	154,000	140,330
Gold sales (ounces)	50,178	44,135	151,337	147,035
Financial Review *(in millions)*				
Operating Revenues	$60.8	$48.6	$187.3	$81.9
Cost of sales [(1)]	$56.8	$47.8	$164.6	$83.2
Earnings (loss) from operations	$3.3	$2.9	$20.7	($1.9)
Cash provided by (used in) operating activities	$19.6	$10.2	$59.7	($0.7)
Capital expenditures (sustaining) [(2)]	$1.6	$4.1	$8.4	$8.4
Capital expenditures (growth) [(2),(7)]	$7.9	$4.7	$24.5	$9.9
Free cash flow [(2)]	$10.1	$1.4	$26.8	($19.0)
Cost of sales, including amortization per ounce of gold sold [(1)]	$1,132	$1,083	$1,088	$1,885
Total cash costs per ounce of gold sold [(2)]	$877	$843	$838	$869
Mine site all-in sustaining costs per ounce of gold sold [(2),(3)]	$931	$958	$916	$1,047
Open Pit & Underground Operations				
Tonnes of ore mined - open pit [(4)]	1,795,562	1,715,632	7,034,978	6,873,555
Total waste mined - open pit [(5)]	2,614,810	1,822,666	9,184,468	7,678,864
Total tonnes mined - open pit	4,410,372	3,538,298	16,396,080	14,552,419
Waste-to-ore ratio (operating)	1.46	1.06	1.31	1.12
Tonnes of ore mined - underground	25,139	41,455	122,516	138,159
Crushing and Heap Leach Operations				
Tonnes of ore crushed and placed on the heap leach pad	1,709,346	1,583,928	6,552,742	6,260,917
Average grade of gold processed [(6)]	0.81	0.94	0.81	0.87
Contained ounces stacked on the heap leach pad	44,609	47,715	170,600	174,316
Mill Operations				
Tonnes of high grade ore milled	33,867	40,512	133,720	110,136
Average grade of gold processed [(6)]	9.76	19.41	11.23	13.22
Contained ounces milled	10,623	25,214	48,284	46,744
Total contained ounces stacked and milled	55,232	72,929	218,884	221,060
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	81%	57%	70%	63%
Ore crushed per day (tonnes) - combined	18,900	17,700	18,300	17,500

(1) Cost of sales includes mining and processing costs, royalties and amortization.
(2) Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.
(3) For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4) Includes ore stockpiled during the quarter.
(5) Excludes tonnes capitalized.
(6) Grams per tonne of gold ("g/t Au").
(7) Includes capitalized exploration.

Mulatos produced 44,900 ounces of gold in the fourth quarter of 2016, a significant increase from both the third quarter of 2016 and fourth quarter of 2015. Production from the heap leach operation was strong reflecting the recovery of deferred production from the third quarter rainy season, and higher recoveries of ore that was stacked on new interlift liners in the fourth quarter. In addition, the mill circuit contributed to an increase in fourth quarter production as higher recoveries were realized from the mill through the production of concentrate. Production for the full year totaled 154,000 ounces and exceeded the top end of production guidance. This marked a significant improvement from 2015, reflecting stronger mill recoveries due to the reconfiguration of the mill circuit to produce a flotation concentrate.

The open pit, heap leach operation continued to perform well during the fourth quarter with total crusher throughput averaging 18,900 tpd, significantly higher than the third quarter of 2016 as the rainy season subsided. The grade of crushed ore stacked on the leach pad in the fourth quarter of 0.81 g/t Au was lower than the annual budget due to mine sequencing in the El Victor pit.

7 | Alamos Gold Inc

T R A D I N G S Y M B O L: T S X: A G I N Y S E: A G I 8 | Alamos Gold Inc Milled throughput in the fourth quarter of 2016 was 33,867 tonnes at an average grade of 9.76 g/t Au. Tonnes processed through the mill exceeded tonnes mined from underground as high-grade stockpiles were drawn down. Stockpiles will continue to supplement underground ore production into 2017. The reconfigured mill circuit is performing well with the mill expected to operate at approximately 400 tpd through 2017. The sale of gold concentrate in the fourth quarter was higher than production as the mine reduced its inventory of concentrate from 8,000 ounces at the end of September to approximately 5,000 ounces by year-end 2016. The ratio of ounces produced to contained ounces stacked and milled (or recovery ratio) was 81% in the fourth quarter, well-above annual guidance, bringing the annual recovery ratio to 70%. This was above full year guidance of 67% reflecting the higher recoveries achieved from the mill following the transition to concentrate production Financial Review For the three months ended December 31, 2016, revenue of $60.8 million was $12.2 million, or 25% higher than the prior-year period. This increase reflects a higher number of ounces sold from concentrate, as well as the benefit of higher realized gold prices. For the year ended December 31, 2016, revenue of $187.3 million was $105.4 million higher than the prior year period, due to a full year of gold sales at Mulatos included in the financial statements in 2016, compared to only six months of gold sales at Mulatos included in 2015 subsequent to the July 2015 merger. For the three months ended December 31, 2016, cost of sales of $56.8 million were higher than the prior-year period due to a higher number of ounces sold in 2016, as well as higher mining costs, partially offset by a weaker Mexican Peso. For the year ended December 31, 2016, cost of sales were $164.6 million, higher than 2015 due to the prior- year period reflecting only the six months of operations. Total cash costs of $877 per ounce in the fourth quarter of 2016 were higher than the $843 per ounce reported in the same period of 2015, reflecting a higher waste-to-ore ratio and operating costs, partially offset by a weaker Mexican Peso and improved combined recoveries. Mine-site AISC in the quarter were $931 per ounce, lower than the same period of 2015 as a result of lower sustaining capital. For 2016, total cash costs and mine-site AISC were $838 and $916 per ounce, respectively, which were below cost guidance and an improvement relative to 2015 reflecting lower sustaining capital spending and a weaker Mexican Peso throughout the year. Mulatos had another strong quarter, generating $10.1 million in free cash flow, which is net of $4.8 million in exploration and development spending at La Yaqui and Cerro Pelon. For the year ended December 31, 2016, Mulatos generated $26.8 million in free cash flow, net of $18.4 million in exploration and development spending at La Yaqui and Cerro Pelon. The site's free cash flow reflects improved concentrate production, lower costs, and higher realized gold prices. The Company expects strong production and free cash flow in 2017, even after factoring in approximately $12 million for the construction of La Yaqui Phase I. and investing over $17 million in exploration.

TRADING SYMBOL: TSX:AGI NYSE:AGI

El Chanate Operational and Financial Review

	Three Months Ended December 31,		Years Ended December 31,	
	2016	2015	2016	2015
Gold production (ounces)	16,114	18,210	68,000	79,312
Gold sales (ounces)	16,393	18,775	68,835	78,576
Financial Review *(in millions)*				
Operating Revenues	$20.2	$20.9	$83.0	$91.1
Cost of sales [1]	$20.7	$51.1	$81.0	$118.2
Earnings (loss) from operations	($0.5)	($27.9)	$2.0	($67.1)
Cash provided by operating activities	$0.2	($7.2)	$5.6	$16.5
Capital expenditures	$0.2	$0.2	$0.8	$13.7
Free cash flow [2]	$—	($7.4)	$4.8	$2.8
Cost of sales, including amortization per ounce of gold sold [1]	$1,263	$2,722	$1,177	$1,504
Total cash costs per ounce of gold sold [2]	$1,171	$994	$1,052	$808
Mine site all-in sustaining costs per ounce of gold sold [2],[3]	$1,190	$1,009	$1,069	$978
Open Pit Operations				
Tonnes of ore mined	1,641,448	1,979,931	6,306,469	7,459,301
Total tonnes mined	8,604,171	8,436,186	31,288,807	31,672,788
Capitalized stripping tonnes	—	—	—	7,511,788
Waste-to-ore ratio (operating)	4.24	3.30	3.96	2.20
Average grade of gold [4]	0.61	0.50	0.60	0.58
Crushing and Heap Leach Operations				
Tonnes of ore crushed stacked on the heap leach pad	1,487,631	1,618,684	5,403,195	6,124,837
Average grade of gold processed [4]	0.67	0.57	0.67	0.67
Tonnes of run-of-mine ore stacked on the heap leach pad	211,696	363,514	917,432	1,327,764
Average run-of mine grade of gold processed [4]	0.19	0.20	0.19	0.19
Total tonnes of ore processed	1,699,327	1,982,198	6,320,627	7,452,601
Average grade of gold processed [4]	0.61	0.50	0.60	0.58
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	18,500	21,500	17,300	20,400
Recovery ratio (ratio of ounces produced to contained ounces stacked)	48%	57%	56%	57%

(1) Cost of sales includes mining and processing costs, royalties and amortization
(2) Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.
(3) For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4) Grams per tonne of gold ("g/t Au").

The Company produced 16,114 ounces of gold in the fourth quarter of 2016 at El Chanate compared to 18,210 ounces in the same period of 2015. Lower production in the fourth quarter of 2016 reflected a lower number of contained ounces stacked on the pad in the early part of the year compared to the same period in 2015. El Chanate's production for 2016 of 68,000 ounces was near the top end of its production guidance for the year, and a 14% decrease from 2015 reflecting lower tonnes processed.

During the fourth quarter of 2016, the Company mined 1,641,448 tonnes of ore at El Chanate at an average grade of 0.61 g/t Au. Ore tonnes mined were lower than the fourth quarter of 2015 as the mine started a pushback on a portion of the open pit earlier than planned late in 2016, resulting in lower ore mined and a higher strip ratio. Total tonnes mined were higher than the same period in 2015 and the third quarter of 2016 due to the pushback. For 2016, total tonnes mined were roughly in line with 2015.

Starting in the third quarter of 2015, all waste removal costs at El Chanate have been expensed as the Company determined these costs are not recoverable. This has increased total cash costs per ounce in the current year relative to 2015, but has no impact on AISC per ounce.

The Company stacked 1,699,327 tonnes of open pit ore on the heap leach pad, including run-of-mine material, during the fourth quarter of 2016 at an average rate of 18,500 tpd. This was lower than the average rate of 21,500 tpd in the same period of the prior year. For the year, the Company stacked 6,320,627 tonnes of ore on the heap leach pad, a 15% decrease compared to 2015 reflecting mine sequencing. The grade of ore stacked averaged 0.60 g/t Au during 2016, in line with the average grade of 0.58 g/t Au stacked in 2015.

9 | Alamos Gold Inc

T R A D I N G S Y M B O L: T S X: A G I N Y S E: A G I 10 | Alamos Gold Inc Financial Review For the three months ended December 31, 2016, revenue of $20.2 million was $0.7 million, or 3% lower than the prior year period, reflecting a lower number of ounces sold, partially offset by higher realized gold prices. For the year ended December 31, 2016, revenue of $83.0 million was $8.1 million lower than the comparative period, primarily due to lower number of ounces sold. The average realized gold price in the year was $1,206 per ounce compared to the London PM fix of $1,251 per ounce as a result of gold hedge contracts entered into at lower gold prices earlier in 2016. For the three months ended December 31, 2016, cost of sales were significantly lower than the prior-year period, decreasing by $30.4 million to $20.7 million. The decrease reflects a $25.5 million inventory net realizable value adjustment recorded in the fourth quarter of 2015 related to a change in the estimate of the recoverable ounces on the leach pad. For the twelve months ended December 31, 2016, cost of sales of $81.0 million were lower than the prior-year figure by $37.2 million, mainly due to the inventory net realizable value adjustments recorded in 2015 of $32.5 million. Total cash costs were $1,171 per ounce in the fourth quarter of 2016, an increase from the same period of 2015 due to a higher waste-to-ore ratio and lower number of ounces stacked in the quarter. For the year ended December 31, 2016, total cash costs were $1,052 per ounce, below the full-year cost guidance of $1,100 per ounce reflecting the benefit of weakness in the Mexican Peso and stronger recoveries. Total cash costs in 2016 were higher than in the prior year, due to the expensing of waste removal costs as incurred, whereas these costs were capitalized in the first half of 2015. Mine-site AISC of $1,190 per ounce in the fourth quarter of 2016 increased from $1,009 per ounce in the fourth quarter of 2015 due to a higher waste-to-ore ratio. For 2016, mine-site AISC of $1,069 per ounce were 3% below annual guidance of $1,100 per ounce. El Chanate was free cash flow neutral in the fourth quarter. For the full year, El Chanate generated $4.8 million in free cash flow reflecting higher gold prices and continued cost control. Given El Chanate's higher cost structure, the Company has again executed on a hedging strategy to preserve free cash flow, with approximately 75% of 2017 production hedged ensuring a minimum gold price of $1,225 per ounce and participation up to a price of $1,450 per ounce. Fourth Quarter and Full Year 2016 Exploration and Development Activities Mulatos District Reflecting ongoing exploration success at La Yaqui and Cerro Pelon, the exploration budget at Mulatos was increased by 60 percent to $16.0 million in May 2016. As part of this expanded budget, the Company increased the number of active drill rigs and expanded the exploration team. In addition to drilling, geophysical surveys comprising ground magnetics and induced polarization were completed over the larger La Yaqui, Cerro Pelon and Los Bajios areas during 2016. The expanded exploration program and exploration success were incorporated into an interim mineral resource update at La Yaqui in September 2016 which featured a 93% increase in combined mineral resources at La Yaqui to 447,000 ounces. The Company has a large exploration package covering 28,777 hectares which has historically had the majority of its exploration efforts focused around the Mulatos mine. Using knowledge and understanding gained from the successful exploration programs at La Yaqui and Cerro Pelon, a detailed review and ranking of all prospects in the district was undertaken during 2016, with multi-year exploration plans outlined. While La Yaqui and Cerro Pelon remain the highest priority exploration targets, mapping and sampling has continued over the larger Mulatos District with scout drilling of an additional three to four high priority targets planned for 2017. The highest priority prospects added to the near term exploration plan include Los Bajios, La Yaqui Norte. El Refugio, El Halcon and El Carricito. Exploration over the first of these, Los Bajios commenced in the fourth quarter of 2016 with mapping, sampling and induced polarisation geophysics carried out. This project is located approximately 3 kilometres ("km") to the northwest of Mulatos open pit. La Yaqui The 2016 drill program at La Yaqui was designed to both upgrade and extend the 232,000 ounces of inferred mineral resources discovered in two new zones of mineralization in 2015 and to scout drill a potential third zone of mineralization. These zones are located to the northeast of the existing mineral reserve pit along a one kilometre long northwest trending silica ridge. The program has been extremely successful on all fronts with drilling through the first eight months of 2016 incorporated into an interim mineral resource update in September 2016 that demonstrated a 215,000 ounce increase in combined mineral resources to then total 447,000 ounces. This included upgrading 149,000 ounces (4.1 million

T R A D I N G S Y M B O L: T S X: A G I N Y S E: A G I 11 | Alamos Gold Inc tonnes grading 1.14 g/t Au) to an indicated mineral resource and expanding the higher grade inferred mineral resource to 298,000 ounces (5.5 million tonnes grading 1.68 g/t Au). Including existing mineral reserves of 89,000 ounces (1.9 million tonnes grading 1.45 g/t Au), La Yaqui then hosted a combined mineral reserve and resource of 536,000 ounces, a substantial increase from the mineral reserve of 80,000 ounces at the end of 2014. The mineral resources are in oxide mineralization with metallurgical test work indicating it is amenable to heap leaching. The interim La Yaqui mineral resource update incorporated 27,201 metres (“m”) of drilling completed across 132 holes through the first eight months of 2016. This included infill and extension drilling on two of the zones of mineralization that occur along the large northwest trending ridge at La Yaqui. Most of the infill drilling to Indicated status was completed in Zone 1 with the drilling to Inferred status focused in Zone 2. The more northerly third zone was not included in the interim resource calculation. A further 19,608 m were drilled between September and December 2016, bringing the full year total to 46,809 m. The focus of the fourth quarter program was on infill drilling the mineral resources in Zones 1 and 2, and to explore the area between Zones 1 and 2 and to scout drill Zone 3. This program was successful in upgrading mineral resources to mineral reserves for Zones 1 and 2, as well as outlining a new zone of mineralization Zone 3. Development of La Yaqui Phase I remains on track, with road construction well underway and initial production expected mid-2017. On October 6, 2016, the Company received final approval of the EIA for Phase I development of the La Yaqui project. Tendering for mining activities took place late in October and construction activities commenced late in the fourth quarter of 2016, with initial production expected in the second half of 2017. Cerro Pelon The exploration focus at Cerro Pelon has changed to include a much larger area which is now being systematically explored. As part of these programs, scout drilling commenced during the third quarter on targets to the north and northwest of currently defined mineral resources and reserves. These programs continued during the fourth quarter. A total of 3,759 m of drilling was completed during the fourth quarter of 2016 bringing the full year total to 19,081 m. The majority of this drilling was scout drilling focused on the western zone where vuggy silica, advanced argillic alteration and sulphide mineralization were intersected. Grades are continuing to improve from anomalous to ore- grade as drill results are assessed and utilized to vector in on the areas believed most likely to host economic mineralization. Given the ongoing exploration success and strong potential for further mineral reserve and resource growth, the Company has postponed the submission of the EIA to ensure this upside is captured in the development of the project. Los Bajios The Los Bajios target is in close proximity to the main Mulatos mine, with encouraging intercepts from historical drill programs prior to 2007. Mapping, sampling and induced polarization surveys were carried out over Los Bajios in the fourth quarter of 2016. This work along with the historical work will form the basis of phased exploration drill programs in 2017. Lynn Lake The Company owns 100% of the Lynn Lake Project, a development project in Manitoba, Canada. Exploration drilling commenced at Lynn Lake during the fourth quarter of 2016 with 11,733 m drilled down dip and along strike of the MacLellan deposit. These phase 1 programs are expected to drive drill planning through 2017. For the three months and year ended December 31, 2016, the Company spent $3.1 million and $9.1 million respectively on environmental baseline studies and geotechnical drilling to support the Lynn Lake project description and feasibility study. The feasibility study is scheduled to be completed in the third quarter of 2017. Turkey The Company received the forestry permit for the Kirazlı gold project in January 2017, and is in the process of applying for the GSM (Business Opening and Operation) permit which is granted by the Çanakkale Governorship. For the three months and year ended December 31, 2016, total development expenditures in Turkey were $0.9 million and $3.1 million respectively. The focus in the fourth quarter was on preparing the feasibility studies to update the economics for both Kirazlı and Aği Daği, the results of which have been detailed in the Key Business Developments section. Esperanza The Company capitalized $0.4 million and $2.8 million at the Esperanza Project for the three months and year ended December 31, 2016.

T R A D I N G S Y M B O L: T S X: A G I N Y S E: A G I 12 | Alamos Gold Inc Quartz Mountain For the three and twelve months ended December 31, 2016, total expenditures at the Quartz Mountain project were $0.2 million and $1.0 million respectively. Review of Fourth Quarter Financial Results During the fourth quarter of 2016, the Company sold 107,505 ounces of gold for proceeds of $132.2 million, a 14% increase compared to the fourth quarter of 2015. This reflected a higher number of ounces of gold sold ($3.8 million benefit), and a higher average realized price of $1,230 per ounce compared to $1,109 per ounce in the prior year period ($12.6 million benefit). The Company's realized gold price in the fourth quarter was $8 above the average London PM fix of $1,222 per ounce as a result gold collars entered on a portion of fourth quarter production which ensured a $1,250 gold price. Cost of sales is comprised of mining and processing costs, royalties, and amortization. For the fourth quarter of 2016, cost of sales was $121.6 million, compared to $139.9 million in the prior-year period. Mining and processing costs decreased to $86.9 million in the fourth quarter of 2016 from $98.8 million in the prior- year period. The decrease reflects the benefit of the weakening Mexican Peso relative to the US dollar, and the Company recording a net realizable value adjustment related to El Chanate in the fourth quarter of 2015. This was offset by higher gross operating costs at Mulatos, primarily driven by a higher waste-to-ore ratio. Consolidated total cash costs for the quarter were $842 per ounce, compared to $780 per ounce (excluding net realizable value adjustments) in the prior year period. The increase is attributable to higher operating costs at both Young-Davidson and Mulatos compared to the prior year. In the fourth quarter of 2016, AISC per ounce decreased to $1,033 from $1,073 in the fourth quarter of 2015. This reflects lower sustaining capital at Young-Davidson and Mulatos, as well as lower corporate and administrative expenses. Royalty expense was consistent in the fourth quarter at $3.6 million, compared to $3.6 million in the fourth quarter of 2015. Amortization decreased to $31.1 million in 2016 from $37.5 million in the prior-year period, reflecting lower amortization per ounce sold. Amortization was $289 per ounce, down from $359 per ounce in the fourth quarter of 2015. This reflected lower amortization attributable to Mulatos, as well as an impairment charge at El Chanate in 2015 which had the impact of lowering amortization expense in subsequent periods. The Company recognized earnings from operations of $3.5 million in the fourth quarter of 2016, compared to a loss from operations of $55.5 million in the same period of 2015, driven by higher gold prices, lower cost of sales, and lower corporate and administrative costs, and no inventory net realizable value charges. The Company reported a net loss of $20.6 million in the fourth quarter of 2016, compared to a net loss of $60.5 million in the fourth quarter of 2015. Net loss in the current quarter reflects stronger earnings from operations, offset by unrealized foreign exchange losses recorded in both the foreign exchange and the deferred tax line items. Review of 2016 Year End Financial Results For the year ended 2016, the Company sold 389,151 ounces of gold for proceeds of $482.2 million, a 36% increase compared to 2015. The increase in revenue is due to the inclusion of Mulatos' gold sales for the full year, compared to only six-months included in the prior year. Additionally, revenue benefited from an increase in the average realized gold price in 2016, as the average realized price for the year increased to $1,239 per ounce from $1,148 per ounce in the same period of 2015, contributing an additional $28.3 million in revenue. Cost of sales is comprised of mining and processing costs, royalties, and amortization. For the year ended 2016, cost of sales were$429.3 million, compared to $384.0 million in the prior-year. Mining and processing costs increased to $297.0 million for the year ended 2016 compared to $259.2 million in the prior year period, largely reflecting the inclusion of operating costs from Mulatos for the full year in 2016, compared to only six months in 2015. Included in the prior year cost of sales figure was an inventory net realizable value adjustment of $37.2 million recorded in 2015. Consolidated total cash costs for the year were $797 per ounce, compared to $766 per ounce in the prior year period, and slightly below 2016 guidance of $800 per ounce. The increase compared to the prior year period is due to the Company directly expensing all waste removal costs at El Chanate in 2016, whereas the Company capitalized waste removal costs for the first half of 2015. This increase was partially offset by lower operating costs and the benefit associated with the weakening Canadian dollar and Mexican peso compared to the US dollar on operating costs.

T R A D I N G S Y M B O L: T S X: A G I N Y S E: A G I 13 | Alamos Gold Inc AISC decreased by 7% to $1,010 per ounce in 2016 compared to the prior period, primarily due to lower sustaining capital and the weaker Canadian dollar and Mexican peso, offset by higher share-based compensation reflecting a mark-to-market adjustment of cash settled liabilities as the Company's share price increased. Royalty expense for the year ended 2016 was $13.3 million, a significant increase from 2015 due to the inclusion of the 5% royalty at Mulatos for the full year compared to only six months in the prior year. Further, the 1.5% royalty at Young-Davidson, payable during all of 2016, was not payable in the first half of 2015. Amortization totaled $119.0 million for the year ended 2016, compared to $117.5 million in the prior year period. Amortization decreased to $305 per ounce in 2016 compared to $357 per ounce in 2015 (excluding net realizable value adjustments). Amortization expense in 2016 reflects the inclusion of amortization for Mulatos for the full year in 2016, compared to only the second half of 2015. Although total amortization expense for the year has increased, amortization on a per ounce basis has decreased given Mulatos has a lower per-ounce amortization charge than the other operations. The Company recorded earnings from operations of $21.3 million for the year ended 2016, compared to a loss from operations of $492.6 million in the same period of 2015, due to improved performance from mine operations and higher gold prices in 2016. In addition, a $366.0 million impairment loss on the Young-Davidson and El Chanate mines and the revaluation of assets distributed to AuRico Metals of $40.1 million were recorded in 2015 significantly impacting earnings from operations. The Company reported a net loss of $17.9 million for the year ended 2016, compared to a net loss of $508.9 million in the prior-year period reflecting stronger earnings from operations and the impairment charges taken in the second quarter of 2015. Associated Documents This press release should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2016 and December 31, 2015 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Reminder of Fourth Quarter and Year-End 2016 Results Conference Call The Company's senior management will host a conference call on Thursday, February 23, 2017 at 11:00 am ET to discuss the fourth quarter and year-end 2016 financial results and provide an update on operating, exploration, and development activities. Participants may join the conference call by dialling (416) 340-2216 or (866) 223-7781 for calls within Canada and the United States, or via webcast at www.alamosgold.com. A playback will be available until March 9, 2017 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 8801144. The webcast will be archived at www.alamosgold.com. Qualified Persons Chris Bostwick, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release. Information pertaining to the geological and exploration content has been reviewed and approved by Aoife McGrath, Alamos' Vice President, Exploration, a Qualified Person. Drilling, sampling, QA/QC protocols and analytical methods for work areas in Mexico are as outlined in the NI 43-101 report titled, "Mulatos Project Technical Report Update" dated December 21, 2012, available on SEDAR. For further details see also the Corporation’s news releases dated March 24, 2016 and September 12, 2016. About Alamos Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

T R A D I N G S Y M B O L: T S X: A G I N Y S E: A G I 14 | Alamos Gold Inc FOR FURTHER INFORMATION, PLEASE CONTACT: Scott K. Parsons Vice-President, Investor Relations (416) 368-9932 x 5439 The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. Cautionary Note This news release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, projected development and permitting timelines, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company’s Annual Information Form for the year ended December 31, 2016 under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. When describing resources we use the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources

TRADING SYMBOL: TSX:AGI NYSE:AGI

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

- cash flow from operating activities before changes in working capital and taxes received;
- mine-site free cash flow;
- total cash cost per ounce of gold sold;
- all-in sustaining cost ("AISC") per ounce of gold sold;
- mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;
- sustaining and non-sustaining capital expenditures; and
- earnings before interest, taxes, depreciation, and amortization

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.

Cash Flow from Operating Activities before Changes in Working Capital and Taxes Received

"Cash flow from operating activities before changes in working capital" is a non-GAAP performance measure that could provide an indication of the Company's ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to "Cash provided by (used in) operating activities" as presented on the Company's consolidated statements of cash flows. "Cash flow from operating activities before changes in working capital" is a non-GAAP financial measure with no standard meaning under IFRS.

The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)

	Three Months Ended December 31,		Years Ended December 31,	
	2016	2015	2016	2015
Cash flow from operating activities	$38.3	$23.3	$135.7	$60.0
Add back: Changes in working capital and taxes received	(4.3)	(6.3)	12.3	5.3
Cash flow from operating activities before changes in working capital and taxes received	**$34.0**	**$17.0**	**$148.0**	**$65.3**

15 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mine-site Free Cash Flow

"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow

	Three Months Ended December 31,		Years Ended December 31,	
	2016	2015	2016	2015
(in millions)				
Cash flow from operating activities	$38.3	$23.3	$135.7	$60.0
Less: operating cash flow used by non-mine site activity	(7.5)	(0.4)	(28.0)	(40.5)
Cash flow from operating mine-sites	**$45.8**	**$23.7**	**$163.7**	**$100.5**
Mineral property, plant and equipment expenditure	$37.5	$40.7	$146.5	$163.1
Less: capital expenditures from development projects, and corporate	(5.2)	(5.3)	(18.2)	(23.0)
Capital expenditure from mine-sites	**$32.3**	**$35.4**	**$128.3**	**$140.1**
Total mine-site free cash flow	**$13.5**	**($11.7)**	**$35.4**	**($39.6)**

Young-Davidson Mine-Site Free Cash Flow

	Three Months Ended December 31,		Years Ended December 31,	
	2016	2015	2016	2015
(in millions)				
Cash flow from operating activities	$26.0	$20.7	$98.4	$84.7
Mineral property, plant and equipment expenditure	(22.6)	(26.4)	(94.6)	(108.1)
Mine-site free cash flow	**$3.4**	**($5.7)**	**$3.8**	**($23.4)**

Mulatos Mine-Site Free Cash Flow

	Three Months Ended December 31,		Years Ended December 31,	
	2016	2015	2016	2015
(in millions)				
Cash flow from operating activities	$19.6	$10.2	$59.7	($0.7)
Mineral property, plant and equipment expenditure	(9.5)	(8.8)	(32.9)	(18.3)
Mine-site free cash flow	**$10.1**	**$1.4**	**$26.8**	**($19.0)**

El Chanate Mine-Site Free Cash Flow

	Three Months Ended December 31,		Years Ended December 31,	
	2016	2015	2016	2015
(in millions)				
Cash flow from operating activities	$0.2	($7.2)	$5.6	$16.5
Mineral property, plant and equipment expenditure	(0.2)	(0.2)	(0.8)	(13.7)
Mine-site free cash flow	**$—**	**($7.4)**	**$4.8**	**$2.8**

16 | Alamos Gold Inc

T R A D I N G S Y M B O L: T S X: A G I N Y S E: A G I 17 | Alamos Gold Inc Total Cash Costs per ounce Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs. Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs. For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation. All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables

The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide

	Three Months Ended December 31,		Years Ended December 31,		
	2016	2015	2016	2015	2014
(in millions, except ounces and per ounce figures)					
Mining and processing	$86.9	$98.8	$297.0	$259.2	$195.6
Royalties	3.6	3.6	13.3	7.3	1.4
Inventory and other adjustments [(1)]	—	(20.9)	—	(29.4)	(19.4)
Total cash costs	$90.5	$81.5	$310.3	$237.1	$177.6
Gold ounces sold	107,505	104,419	389,151	309,468	227,966
Total cash costs per ounce	**$842**	**$780**	**$797**	**$766**	**$779**
Total cash costs	$90.5	$81.5	$310.3	$237.1	$177.6
Corporate and administrative[(2)]	4.6	6.5	16.3	$17.6	$18.7
Sustaining capital expenditures[(3)]	12.3	19.0	49.2	68.2	68.6
Share-based compensation	0.9	1.2	10.2	5.1	7.2
Exploration	1.6	0.9	3.5	3.4	—
Accretion of decommissioning liabilities	0.5	0.5	2.1	1.3	0.6
Realized losses on FX options	0.6	2.4	1.6	5.0	—
Total all-in sustaining costs	$111.0	$112.0	$393.2	$337.7	$272.7
Gold ounces sold	107,505	104,419	389,151	309,468	227,966
All-in sustaining costs per ounce	**$1,033**	**$1,073**	**$1,010**	**$1,091**	**$1,195**

(1) Inventory and other adjustments include net realizable adjustments to El Chanate and Young-Davidson.

(2) Corporate and administrative expenses exclude expenses incurred at development properties.

(3) Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended December 31,		Years Ended December 31,		
	2016	2015	2016	2015	2014
Capital expenditures per cash flow statement	$37.5	$40.7	$146.5	$163.1	$188.8
Less: Young-Davidson non-sustaining capital	(12.1)	(11.7)	(54.6)	(61.1)	(97.3)
Less: Mulatos non-sustaining capital	(7.9)	(4.7)	(24.5)	(9.9)	—
Less: El Chanate non-sustaining capital	—	—	—	(0.9)	(1.3)
Less: Corporate and other non-sustaining capital	(5.2)	(5.3)	(18.2)	(23.0)	(21.6)
	$12.3	$19.0	$49.2	$68.2	$68.6

18 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation

	Three Months Ended December 31,		Years Ended December 31,	
	2016	2015	2016	2015
(in millions, except ounces and per ounce figures)				
Mining and processing	$26.5	$24.7	$107.4	$107.5
Royalties	0.8	0.9	3.7	2.9
Inventory and other adjustments (1)	—	—	—	(3.0)
Total cash costs	$27.3	$25.6	$111.1	$107.4
Gold ounces sold	40,934	41,509	168,979	157,161
Total cash costs per ounce	**$667**	**$617**	**$657**	**$683**
Total cash costs	$27.3	$25.6	$111.1	$107.4
Sustaining capital expenditures	10.5	14.7	40.0	47.0
Exploration	0.1	0.4	0.3	0.4
Accretion of decommissioning liabilities	—	—	0.1	0.2
Total all-in sustaining costs	$37.9	$40.7	$151.5	$155.0
Gold ounces sold	40,934	41,509	168,979	157,161
Mine-site all-in sustaining costs per ounce	**$926**	**$980**	**$897**	**$986**

(1) Inventory and other adjustments include net realizable adjustments.

Mulatos Total Cash Costs and Mine-site AISC Reconciliation

	Three Months Ended December 31,		Years Ended December 31,	
	2016	2015	2016	2015 (1)
(in millions, except ounces and per ounce figures)				
Mining and processing	$41.2	$34.5	$117.2	$118.2
Royalties	2.8	2.7	9.6	9.5
Total cash costs	$44.0	$37.2	$126.8	$127.7
Gold ounces sold	50,178	44,135	151,337	147,035
Total cash costs per ounce	**$877**	**$843**	**$838**	**$869**
Total cash costs	$44.0	$37.2	$126.8	$127.7
Sustaining capital expenditures	1.6	4.1	8.4	20.8
Exploration	0.7	0.5	1.9	3.9
Accretion of decommissioning liabilities	0.4	0.4	1.6	1.5
Total all-in sustaining costs	$46.7	$42.2	$138.7	$153.9
Gold ounces sold	50,178	44,135	151,337	147,035
Mine-site all-in sustaining costs per ounce	**$931**	**$958**	**$916**	**$1,047**

(1) The 2015 financial results from Mulatos are included in Alamos' interim consolidated financial statements for the period subsequent to July 2, 2015 only. Gold production and gold sales from Mulatos have been included in this table for periods prior to this for comparative purposes only. Gold production from Mulatos for the year ended December 31, 2015 was 140,330 ounces. Gold sales for the year ended December 31, 2015 was 147,035 ounces.

19 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

El Chanate Total Cash Costs and Mine-site AISC Reconciliation

	Three Months Ended December 31,		Years Ended December 31,	
	2016	2015	2016	2015
(in millions, except ounces and per ounce figures)				
Mining and processing	$19.2	$18.7	$72.4	$89.9
Inventory and other adjustments[(1)]	—	—	—	(26.4)
Total cash costs	$19.2	$18.7	$72.4	$63.5
Gold ounces sold	16,393	18,775	68,835	78,576
Total cash costs per ounce	**$1,171**	**$994**	**$1,052**	**$808**
Total cash costs	$19.2	$18.7	$72.4	$63.5
Sustaining capital expenditures	0.2	0.2	0.8	12.7
Exploration	—	—	—	0.3
Accretion of decommissioning liabilities	0.1	0.1	0.4	0.4
Total all-in sustaining costs	$19.5	$19.0	$73.6	$76.9
Gold ounces sold	16,393	18,775	68,835	78,576
Mine-site all-in sustaining costs per ounce	**$1,190**	**$1,009**	**$1,069**	**$978**

(1)

Inventory and other adjustments include net realizable adjustments.

Earnings Before Interest, Taxes, Depreciation, and Amortization ("EBITDA")

EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)

	Three Months Ended December 31,		Years Ended December 31,	
	2016	2015	2016	2015
Net earnings (loss)	($20.6)	($60.5)	($17.9)	($508.9)
Add back:				
Finance expense	6.4	6.8	24.0	24.2
Amortization	31.1	37.5	119.0	117.5
Amortization included in other income / (loss)	—	—	—	0.7
Deferred income tax expense (recovery)	11.5	(18.8)	6.5	(52.6)
Current income tax expense	0.9	1.6	3.8	2.8
EBITDA	**$29.3**	**($33.4)**	**$135.4**	**($416.3)**

Additional GAAP Measures

Additional GAAP measures are presented on the face of the Company's consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company's mine and operating performance:

- *Earnings from operations* - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense

20 | Alamos Gold Inc

T R A D I N G S Y M B O L: T S X: A G I N Y S E: A G I 21 | Alamos Gold Inc Unaudited Consolidated Statements of Financial Position, Comprehensive Income, and Cash Flows ALAMOS GOLD INC. Consolidated Statements of Financial Position (Stated in millions of United States dollars) December 31, 2016 December 31, 2015 A S S E T S Current Assets Cash and cash equivalents $252.2 $282.9 Available-for-sale securities 14.1 6.7 Amounts receivable 44.9 44.0 Income taxes receivable — 14.7 Inventory 131.7 126.1 Other current assets 11.6 8.8 Total Current Assets 454.5 483.2 Non-Current Assets Long-term inventory 75.8 70.1 Mineral property, plant and equipment 1,918.2 1,859.2 Other non-current assets 43.7 49.7 Total Assets $2,492.2 $2,462.2 L I A B I L I T I E S Current Liabilities Accounts payable and accrued liabilities $94.5 $94.6 Current portion of debt and financing obligations 3.6 5.3 Income taxes payable 1.5 — Total Current Liabilities 99.6 99.9 Non-Current Liabilities Deferred income taxes 291.0 284.1 Decommissioning liabilities 39.6 37.2 Debt and financing obligations 301.3 315.0 Other non-current liabilities 1.3 1.8 Total Liabilities 732.8 738.0 E Q U I T Y Share capital $2,822.2 $2,773.7 Contributed surplus 70.9 69.2 Warrants 3.5 — Accumulated other comprehensive income (loss) 0.4 (4.4) Deficit (1,137.6) (1,114.3) Total Equity 1,759.4 1,724.2 Total Liabilities and Equity $2,492.2 $2,462.2

TRADING SYMBOL: TSX:AGI NYSE:AGI

ALAMOS GOLD INC.

Consolidated Statements of Comprehensive Loss
(Stated in millions of United States dollars, except share and per share amounts)

	For three months ended December 31,		Year ended December 31,	
	2016	2015	2016	2015
OPERATING REVENUES	$132.2	$115.7	$482.2	$355.1
COST OF SALES				
Mining and processing	86.9	98.8	297.0	259.2
Royalties	3.6	3.6	13.3	7.3
Amortization	31.1	37.5	119.0	117.5
	121.6	139.9	429.3	384.0
EXPENSES				
Exploration	1.6	6.0	5.1	9.4
Corporate and administrative	4.6	6.5	16.3	19.8
Share-based compensation	0.9	1.2	10.2	5.1
Revaluation of assets distributed	—	—	—	40.1
Impairment charges	—	17.6	—	389.3
	128.7	171.2	460.9	847.7
EARNINGS (LOSS) FROM OPERATIONS	**3.5**	**(55.5)**	**21.3**	**(492.6)**
OTHER EXPENSES				
Finance expense	(6.4)	(6.8)	(24.0)	(24.2)
Foreign exchange loss	(7.8)	(5.1)	(12.5)	(19.0)
Other gain (loss)	2.5	(10.3)	7.6	(22.9)
LOSS BEFORE INCOME TAXES	**($8.2)**	**($77.7)**	**($7.6)**	**($558.7)**
INCOME TAXES				
Current income tax expense	(0.9)	(1.6)	(3.8)	(2.8)
Deferred income tax (expense) recovery	(11.5)	18.8	(6.5)	52.6
NET LOSS	**($20.6)**	**($60.5)**	**($17.9)**	**($508.9)**
Other comprehensive income that is or may subsequently be reclassified to net loss:				
Realized disposition on available-for-sale securities, reclassified to net loss	—	—	(0.3)	—
Unrealized gains (losses) on available-for-sale securities	—	(0.6)	5.5	(4.2)
Tax impact of unrealized gains on available-for-sale securities	($0.4)	—	(0.4)	—
Total other comprehensive income (loss)	**($0.4)**	**($0.6)**	**$4.8**	**($4.2)**
COMPREHENSIVE LOSS	**($21.0)**	**($61.1)**	**($13.1)**	**($513.1)**
LOSS PER SHARE				
– basic	**($0.08)**	**($0.24)**	**($0.07)**	**($2.62)**
– diluted	**($0.08)**	**($0.24)**	**($0.07)**	**($2.62)**
Weighted average number of common shares outstanding (000's)				
- basic	267,067	255,858	265,234	194,121
- diluted	267,067	255,858	265,234	194,121

22 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

ALAMOS GOLD INC.

Consolidated Statements of Cash Flows

(Stated in millions of United States dollars)

	Three months ended December 31, 2016	Three months ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2015
CASH PROVIDED (USED IN) BY:				
OPERATING ACTIVITIES				
Net loss for the year	($20.6)	($60.5)	($17.9)	($508.9)
Adjustments for items not involving cash:				
Amortization	31.1	37.5	119.0	117.5
Foreign exchange loss	7.8	3.6	12.5	14.0
Current income tax expense	0.9	1.6	3.8	2.8
Deferred income tax expense (recovery)	11.5	(18.8)	6.5	(52.6)
Share-based compensation	0.9	1.2	10.2	8.3
Revaluation of assets distributed	–	–	–	40.1
Impairment charges	–	17.6	–	389.3
Finance expense	6.4	6.8	24.0	24.2
Other non-cash items	(4.0)	28.0	(10.1)	30.6
Changes in working capital and taxes received	4.3	6.3	(12.3)	(5.3)
	38.3	**23.3**	**135.7**	**60.0**
INVESTING ACTIVITIES				
Mineral property, plant and equipment	(37.5)	(40.7)	(146.5)	(163.1)
Cash received from acquisition of Carlisle	–	–	0.7	–
Cash received from completion of merger of Alamos Gold and AuRico Gold	–	–	–	249.1
Proceeds from retained interest royalty	–	–	–	16.7
Purchase of available-for-sale securities	–	–	(2.9)	(4.3)
Other	(1.9)	–	(2.8)	(0.5)
	(39.4)	**(40.7)**	**(151.5)**	**97.9**
FINANCING ACTIVITIES				
Repayment of debt and equipment financing obligations	(3.8)	(2.0)	(9.7)	(7.5)
Interest paid	(12.2)	(12.2)	(24.4)	(24.4)
Debt financing and transaction fees	–	–	(1.1)	–
Proceeds received from the exercise of stock options and warrants	–	–	7.4	0.7
Dividends paid	(2.7)	(2.6)	(5.4)	(10.6)
Proceeds from private placement	–	–	–	83.3
Cash transferred to AuRico Metals	–	–	–	(20.0)
Proceeds from issuance of flow-through shares	–	3.6	20.4	18.9
	(18.7)	**(13.2)**	**(12.8)**	**40.4**
Effect of exchange rates on cash and cash equivalents	(1.9)	(0.1)	(2.1)	(4.4)
Net (decrease) increase in cash and cash equivalents	**(21.7)**	**(30.7)**	**(30.7)**	**193.9**
Cash and cash equivalents - beginning of year	273.9	313.6	282.9	89.0
CASH AND CASH EQUIVALENTS - END OF YEAR	**$252.2**	**$282.9**	**$252.2**	**$282.9**

23 | Alamos Gold Inc